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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                                  AVIDYN, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   053678 10 8
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                                 (CUSIP Number)

      Stephanie L. McVay, 16980 Dallas Parkway, Suite 120, Dallas, TX 75248
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    09/18/01
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  053678 10 8
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          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                      Mispah Enterprises, L.L.C.  75-2820636
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          2. Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) [ ]
                  (b) [X]
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          3. SEC Use Only
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          4. Source of Funds (See Instructions)
                  00
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          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e)
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          6. Citizenship or Place of Organization

             Texas
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Number of        7. Sole Voting Power          257,102
Shares
Beneficially    ----------------------------------------------------------------
Owned by         8. Shared Voting Power
Each
Reporting       ----------------------------------------------------------------
Person With      9. Sole Dispositive Power     257,102

                ----------------------------------------------------------------
                10. Shared Dispositive Power
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          11. Aggregate Amount Beneficially Owned by Each Reporting Person

              257,102
--------------------------------------------------------------------------------
          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
          13. Percent of Class Represented by Amount in Row (11)  5.5%
--------------------------------------------------------------------------------
          14. Type of Reporting Person (See Instructions)

                       CO
--------------------------------------------------------------------------------

ITEM 1:  SECURITY AND ISSUER

AVIDYN, Inc., 16980 Dallas Parkway, Suite 120, Dallas, TX 75248

ITEM 2:  IDENTITY AND BACKGROUND

(a)      Name:    Mispah Enterprises, L.L.C.
         Place of Organization:  Texas
         Principal Business: Real estate development, stock investments and oil and gas production
         Address:  13769 Danvers Drive, Dallas, TX 75240
(b)      N/A
(c)      N/A
(d)      No
(e)      No
(f)      N/A

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Stock was acquired by Fallon Creek, L.P. in exchange for debt forgiven from The Answer Partnership, Ltd. in the amount of $769,861.44.

ITEM 4:  PURPOSE OF TRANSACTION

Stock was acquired for investment purposes. There are currently no plans for additional acquisitions or dispositions of the shares. There are currently no plans to make any of the changes contemplated in Paragraphs 4(a) through 4(j).

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

(a) Company indirectly owns 257,102 shares of the common stock of AVIDYN, Inc. which comprises 5.5% of the total outstanding shares as the General Partner of Fallon Creek, L.P.
(b)      Company has the sole power to vote the total shares owned.
(c) Company acquired 148,050 shares of the common stock of AVIDYN, Inc. on September 18, 2001 from The Answer Partnership, Ltd., at a price of $5.20 per share. The transaction took place in Dallas, Texas. The stock was received by the company in lieu of debt owed Fallon Creek, L.P. by The Answer Partnership, Ltd.
(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
(e)      N/A

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

N/A

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Memorandum of Payment by and between Fallon Creek, L.P. and The Answer Partnership, ltd.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

--------------------------------------------------------------------------------
Date  9/28/01

--------------------------------------------------------------------------------
Signature    /s/ Stuart Hunt

--------------------------------------------------------------------------------
Name/Title      President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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                                 EXHIBIT INDEX


EXHIBIT
  NO.             DESCRIPTION
-------           -----------
   1              Memorandum of Payment by and between Fallon Creek L.P. and
                  The Answer Partnership, Ltd.